Filed Pursuant to Rule 424(b)(3)

Registration No. 333-264675

PROSPECTUS SUPPLEMENT NO. 16

(TO PROSPECTUS DATED May 16, 2022)

IMPERIAL PETROLEUM INC.

This is a supplement (“Prospectus Supplement”) to the prospectus, dated May 16, 2022 (“Prospectus”) of Imperial Petroleum Inc. (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration No. 333-264675), as amended or supplemented from time to time.

On February 17, 2023, the Company furnished a Report on Form 6-K (the “Form 6-K”) to the U.S. Securities and Exchange Commission (the “Commission”) as set forth below.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 18 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 17, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number 001-41095

IMPERIAL PETROLEUM INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea

14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                 Form 40-F   ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Announcement of Financial and Operating Results

The press release issued by Imperial Petroleum Inc. (the “Company”, or “we”) on February 15, 2023, announcing its financial and operating results for the fourth quarter and year ended December 31, 2022, is attached hereto as Exhibit 99.1.

Announcement of Vessel Acquisitions; Series C Convertible Preferred Stock

Attached to this report on Form 6-K as Exhibit 99.2 is a copy of the press release of the Company dated February 17, 2023 announcing agreements to acquire two drybulk carriers from entities affiliated with its Chairman and Chief Executive Officer for consideration consisting of $25.5 million in cash and 13,875 shares of its newly-designated Series C Cumulative Convertible Perpetual Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock”), which would be issued upon delivery of the respective vessel. A summary of the terms of the Series C Preferred Stock is set forth below.

Conversion. The shares of Series C Preferred Stock are convertible, at the holder’s option, to our common stock, in whole or in part, at any time and from time to time after the six-month anniversary of the issuance date, at a conversion price equal to the lower of (i) $0.50 and (ii) the VWAP of our common stock over the 10 consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion; provided, that, in no event shall the conversion price be less than $0.10.

Redemption. The shares of Series C Preferred Stock will be perpetual and have no maturity date. The Series C Preferred Stock will not be redeemable.

Dividends. Holders of Series C Preferred Stock shall be entitled to receive cumulative cash dividends at a rate of 5.00% per annum of the liquidation preference of $1,000 per share, payable quarterly in arrears on the 15th day of each January, April, July and October, respectively, beginning on July 15, 2023. Dividends for each dividend period will be calculated on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable in cash or, at the election of the Company, in an amount of shares of Series C Preferred Stock equal to the quarterly dividend amount for such shares divided by the Series C liquidation preference of $1,000 per share.

Rank. The Series C Preferred Stock will represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. The Series C Preferred Stock will rank (1) senior to our common stock and our Series B Preferred Stock and to each other class or series of capital stock established after the original issue date of the Series C Preferred Stock that is not expressly made senior to or on parity with the Series C Preferred Stock as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (“Junior Stock”); (2) pari passu with any class or series of capital stock established after the original issue date of the Series C Preferred Stock that is not expressly subordinated or senior to the Series C Preferred Stock as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (“Parity Stock”); and (3) junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us and to our existing 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock and each other class or series of capital stock expressly made senior to the Series C Preferred Stock as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (such classes or series of capital stock, our “Senior Stock”).

Liquidation Rights. The holders of issued and outstanding Series C Preferred Stock will be entitled, upon the occurrence of a Liquidation Event (as defined below), to receive the liquidation preference of $1,000.00 per share in cash plus an amount equal to accumulated and unpaid dividends thereon to (but not including) the date fixed for payment of such amount (whether or not declared). “Liquidation Event” for purposes of the Series C Preferred Stock is (1) any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, (2) merger or consolidation of the Company, (3) sale, lease or conveyance of all or substantially all of its consolidated assets or (4) change in control of the Company.

Voting. Holders of the Series C Preferred Stock generally have no voting rights. Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series C Preferred Stock, voting as a single class, we may not adopt any amendment to our Restated Articles of Incorporation that adversely alters the preferences, powers or rights of the Series C Preferred Stock. Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series C Preferred Stock, voting as a class together with holders of any other parity stock upon which like voting rights have been conferred and are exercisable, we may not issue any Parity or Senior Stock if the cumulative dividends payable on outstanding Series C Preferred Stock are in arrears.

*****

This report on Form 6-K contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, or impact or duration of the COVID-19 pandemic and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although IMPERIAL PETROLEUM INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, IMPERIAL PETROLEUM INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include risks discussed in our filings with the SEC and the following: our ability to consummate the acquisitions of the two drybulk vessels as intended and realize the benefits of such transactions, the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in IMPERIAL PETROLEUM INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by IMPERIAL PETROLEUM INC. with the U.S. Securities and Exchange Commission. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

EXHIBIT INDEX

99.1	Imperial Petroleum Inc. Press Release dated February 15, 2023
99.2	Imperial Petroleum Inc. Press Release dated February 17, 2023

*****

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Reg. No. 333-268663) filed with the SEC on December 2, 2022, including the prospectuses contained therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2023

IMPERIAL PETROLEUM INC.

By:	/s/ Harry Vafias
Name:	Harry Vafias
Title:	Chief Executive Officer

Exhibit 99.1

IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM INC. REPORTS FOURTH QUARTER AND TWELVE MONTHS 2022 NET INCOME OF $13.8 AND $29.5 MILLION RESPECTIVELY, FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, February 15, 2023—IMPERIAL PETROLEUM INC. (NASDAQ: IMPP, the “Company”), a ship-owning company providing petroleum products, crude oil and dry bulk seaborne transportation services, announced today its unaudited financial and operating results for the fourth quarter ended December 31, 2022. In November 2021, StealthGas Inc. contributed to the Company four subsidiaries comprising a fleet of four tanker vessels. The Company was spun-off from StealthGas Inc. in December 2021. Historical comparative period also reflects the results of the carve-out operations of the four subsidiaries that were contributed to the Company.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Fleet operational utilization of 79.4% in Q4 22’ mainly due to the drydocking of two vessels and the repositioning of one of our Suezmax vessel.

•	42% of our fleet days dedicated to spot activity in Q4 22’capturing high spot charter rates.

•	Revenues of $37.9 million in Q4 22’—up $33.9 million or 847.5% from Q4 21’.

•	Net income of $13.8 million in Q4 22’ compared to a $1.5 million loss in Q4 21’.

•	EBITDA[1] of $17.8 million in Q4 22’ up $17.0 million or 2,125% from Q4 21’

•	Cash and time deposits of $118.9 million as of December 31, 2022 – 1.7 times higher than our current market cap.

•	For 12M 22’ we generated a Net Income of $29.5 million which is equivalent to 43% of our current market cap.

•	Under our $50 million ATM program which commenced on December 16, 2022 and was paused on February 7, 2023 we sold 35,344,898 shares and raised net proceeds of $ 9,303,361.

Fourth Quarter 2022 Results:

•

Revenues for the three months ended December 31, 2022 amounted to $37.9 million, an increase of $33.9 million, or 847.5%, compared to revenues of $4.0 million for the three months ended December 31, 2021, primarily due to the increase of our average fleet by approximately six vessels and a noticeable improvement in market rates.

•

Voyage expenses and vessels’ operating expenses for the three months ended December 31, 2022 were $10.5 million and $6.4 million, respectively, compared to $0.9 million and $1.8 million, respectively, for the three months ended December 31, 2021. The $9.6 million increase in voyage expenses is mainly due to the increase in the spot days of our fleet by 320 days (516%) and the rise in bunker prices. This quarter we incurred $1.7 million of voyage costs due to the repositioning of one of our Suezmax tanker for a total period of 46 days. The $4.6 million increase in vessels’ operating expenses, was primarily due to the increase in the average number of our vessels.

•

Drydocking costs for the three months ended December 31, 2022 and 2021 was $1.9 million and $0.01 million, respectively. This increase is due to the fact that during the three months ended December 31, 2022 one of our Suezmax vessels and one of our dry Handysize vessel underwent drydocking.

[1]	EBITDA is a non-GAAP measure. Refer to the reconciliation of this measure to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

•	Depreciation for the three months ended December 31, 2022 and 2021 was $4.0 million and $2.2 million, respectively. The change is attributable to the increase in the average number of our vessels.

•

Interest and finance costs for the three months ended December 31, 2022 and 2021 were $0.9 million and $0.1 million, respectively. The increase is mainly attributable to the increase of our borrowings.

•	Interest income for the three months ended December 31, 2022 and 2021 was $0.8 million and $0.001 million, respectively. The increase is attributed to time deposits of $93 million during the period.

•

As a result of the above, for the three months ended December 31, 2022, the Company reported net income of $13.8 million, compared to net loss of $1.5 million for the three months ended December 31, 2021. Dividends paid on Series A Preferred Shares amounted to $0.4 million for the three months ended December 31, 2022. The weighted average number of shares of common stock outstanding, basic, for the three months ended December 31, 2022 was 190.5 million.

•

Earnings per share, basic, for the three months ended December 31, 2022 amounted to $0.07, compared to a loss per share of $0.34 for the three months ended December 31, 2021. EBITDA for the three months ended December 31, 2022 amounted to $17.8 million. Reconciliations of EBITDA to Net (Loss)/Income are set forth below.

•	An average of 9.79 vessels were owned by the Company during the three months ended December 31, 2022 compared to 4.00 vessels for the same period of 2021.

Twelve Months 2022 Results:

•

Revenues for the twelve months ended December 31, 2022, amounted to $97.0 million, an increase of $79.6 million, or 457.5%, compared to revenues of $17.4 million for the twelve months ended December 31, 2021, primarily due to the increase in the average number of our vessels and improved market conditions resulting in higher rates particularly in the spot market.

•

Voyage expenses and vessels’ operating expenses for the twelve months ended December 31, 2022 were $33.8 million and $16.4 million, respectively, compared to $3.6 million and $7.4 million for the twelve months ended December 31, 2021. The $30.2 million increase in voyage expenses is mainly due to the increase in the spot days of our fleet by 815 days (271%) and the rise in daily bunker cost by approximately $14,000. The $9.0 million increase in vessels’ operating expenses, was primarily due to the increase in the average number of fleet by approximately three vessels and one of our product tankers coming off bareboat in September 2022.

•

Drydocking costs: for the twelve months ended December 31, 2022 and 2021 were $1.9 million and $0.01 million, respectively. This increase is due to the fact that during the twelve months ended December 31, 2022 one of our Suezmax vessel and one of our dry Handysize vessel underwent drydocking.

•

Depreciation for the twelve months ended December 31, 2022, was $12.3 million, a $3.6 million increase from $8.7 million for the same period of last year, due to the increase in the average number of our vessels.

•

Interest and finance costs for the twelve months ended December 31, 2022 and 2021 were $1.6 million and $0.1 million, respectively. The increase is mainly attributable to year on year increase of our borrowings.

•	Interest income for the twelve months ended December 31, 2022 and 2021 was $1.3 million and $0.001 million, respectively. The increase is attributed to time deposits of $158 million during the year.

•

As a result of the above, the Company reported net income for the twelve months ended December 31, 2022 of $29.5 million, compared to a net loss of $3.6 million for the twelve months ended December 31, 2021. The weighted average number of shares, basic, outstanding for the twelve months ended December 31, 2022 was 128.4 million. Earnings per share, basic, for the twelve months ended December 31, 2022 amounted to $0.19, compared to a loss per share of $0.79 for the twelve months ended December 31, 2021.

•	EBITDA for the twelve months ended December 31, 2022 amounted to $42.1 million. Reconciliations of EBITDA to Net (Loss)/Income are set forth below.

•	An average of 6.99 vessels were owned by the Company during the twelve months ended December 31, 2022 compared to 4.00 vessels for the same period of 2021.

•

As of December 31, 2022, cash and cash equivalents amounted to $50.9 million and total debt, net of deferred finance charges, amounted to $70.0 million. During the twelve months ended December 31, 2022 debt repayments amounted to $5.4 million.

CEO Harry Vafias Commented

The year 2022 can simply be characterized by one word: success; As market conditions were favorable particularly during the second half of year, we managed to increase our net income by about 1,020%, increase our EBITDA by 2,125%, grow our 1 year old company to 10 vessels and generate an annual net income of $30 million. Going forward our main focus will continue to be growth and profitability. We positioned the company well with an enviable capital structure $257 million in asset market values, $120 million in cash and only $70 million of debt. The market outlook for tankers looks promising for 2023 and we are set to capture the continuing favorable charter market environment as well as acquisition opportunities in the tanker and dry bulk sectors.

Conference Call details:

On February 15, 2023 at 11:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Online Registration:

Beginning this quarter, conference call participants should pre-register using the below link to receive the dial-in numbers and a personal PIN, which are required to access the conference call.

https://register.vevent.com/register/BI8f10f4fdc98d4483a0f9eaa3d2b00b80

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the IMPERIAL PETROLEUM INC. website (www.ImperialPetro.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About IMPERIAL PETROLEUM INC.

Imperial Petroleum Inc. is a ship-owning company providing petroleum products, crude oil and drybulk seaborne transportation services. The Company owns a total of ten vessels; five M.R. product tankers, one Aframax oil tanker, two Suezmax tankers and two Handysize dry bulk carriers with a capacity of approximately 737,000 deadweight tons (dwt). Imperial Petroleum Inc.’s shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock are listed on the Nasdaq Capital Market and trade under the symbols “IMPP” and “IMPPP”, respectively.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, or impact or duration of the COVID-19 pandemic and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although IMPERIAL PETROLEUM INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, IMPERIAL PETROLEUM INC.

cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in IMPERIAL PETROLEUM INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by IMPERIAL PETROLEUM INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.ImperialPetro.com

Company Contact:

Fenia Sakellaris

IMPERIAL PETROLEUM INC.

00-30-210-6250-001

E-mail: fs@ImperialPetro.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended December 31, 2021 and December 31, 2022.

FLEET DATA	Q4 2021	Q4 2022	12M 2021	12M 2022
Average number of vessels (1)	4.00	9.79	4.00	6.99
Period end number of owned vessels in fleet	4	10	4	10
Total calendar days for fleet (2)	368	901	1,460	2,552
Total voyage days for fleet (3)	368	816	1,428	2,464
Fleet utilization (4)	100.0%	90.6%	97.8%	96.6%
Total charter days for fleet (5)	306	434	1,127	1,348
Total spot market days for fleet (6)	62	382	301	1,116
Fleet operational utilization (7)	92.9%	79.4%	90.5%	84.8%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of EBITDA:

EBITDA represents net (loss)/income before interest and finance costs, interest income and depreciation.

EBITDA is not a recognized measurement under U.S. GAAP. Our calculation of EBITDA may not be comparable to that reported by other companies in the shipping industry or other industries.

EBITDA measurement is included herein because it is a basis, upon which our investors and we assess our financial performance. It allows us to present our performance from period to period on a comparable basis and provides investors with a means of better evaluating and understanding our operating performance.

(Expressed in United States Dollars, except number of shares)	Fourth Quarter Ended December 31st,		Twelve Months Period Ended December 31st,
	2021	2022	2021	2022
Net (loss) / income—EBITDA
Net (loss)/income	(1,482,949)	13,755,961	(3,639,979)	29,510,928
Plus interest and finance costs	137,905	883,409	145,013	1,610,145
Less interest income	(973)	(844,025)	(980)	(1,290,059)
Plus depreciation	2,168,666	3,980,891	8,674,663	12,290,463
EBITDA	822,649	17,776,236	5,178,717	42,121,477

Imperial Petroleum Inc.

Unaudited Consolidated Statements of Operations

(Expressed in United States Dollars, except for number of shares)

	Quarters Ended December 31,		Twelve Month Periods Ended December 31,
	2021	2022	2021	2022
Revenues
Revenues	4,006,614	37,914,704	17,362,669	97,019,878
Expenses
Voyage expenses	869,377	10,027,535	3,366,223	32,604,893
Voyage expenses—related party	51,640	470,530	218,192	1,202,449
Vessels’ operating expenses	1,776,524	6,320,567	7,346,527	16,227,636
Vessels’ operating expenses—related party	20,500	70,000	86,500	165,500
Drydocking costs	14,380	1,890,247	14,380	1,890,247
Management fees – related party	132,940	396,880	527,425	1,045,640
General and administrative expenses	322,985	933,833	614,786	1,773,590
Depreciation	2,168,666	3,980,891	8,674,663	12,290,463

Total expenses	5,357,012	24,090,483	20,848,696	67,200,418

(Loss)/Income from operations	(1,350,398)	13,824,221	(3,486,027)	29,819,460

Other (expenses)/income
Interest and finance costs	(137,905)	(883,409)	(145,013)	(1,610,145)
Interest income	973	844,025	980	1,290,059
Foreign exchange gain/(loss)	4,381	(28,876)	(9,919)	11,554

Other expenses, net	(132,551)	(68,260)	(153,952)	(308,532)

Net (Loss)/ Income	(1,482,949)	13,755,961	(3,639,979)	29,510,928

Earnings per share
- Basic and Diluted	(0.34)	0.07	(0.79)	0.19

Weighted average number of shares
- Basic	4,775,272	190,506,460	4,775,272	128,399,446

- Diluted	4,775,272	190,506,460	4,775,272	128,788,421

Imperial Petroleum Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31,	December 31,
	2021	2022
Assets
Current assets
Cash and cash equivalents	3,389,834	50,901,092
Time deposits	—	68,000,000
Restricted cash	451,225	1,005,827
Receivables from related parties	355,023	146,708
Trade and other receivables	1,400,275	8,651,996
Other current assets	—	240,002
Inventories	258,846	5,507,423
Advances and prepayments	150,544	172,908

Total current assets	6,005,747	134,625,956

Non current assets
Vessels, net	119,962,984	226,351,081
Restricted cash	2,500,000	5,600,000

Total non current assets	122,462,984	231,951,081

Total assets	128,468,731	366,577,037

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	1,430,251	8,115,462
Payable to related party	1,119,055	3,016,438
Accrued liabilities	486,674	1,982,306
Customer deposits	368,000	—
Deferred income	482,321	1,089,959
Current portion of long-term debt	4,747,616	10,176,538

Total current liabilities	8,633,917	24,380,703

Non current liabilities
Long-term debt	23,088,971	59,787,923

Total non current liabilities	23,088,971	59,787,923

Total liabilities	31,722,888	84,168,626

Commitments and contingencies
Stockholders’ equity
Capital stock	47,753	1,977,621
Preferred Stock, Series A	7,959	7,959
Preferred Stock, Series B	—	160
Additional paid-in capital	97,161,688	251,818,546
(Accumulated deficit)/Retained earnings	(471,557)	28,604,125

Total stockholders’ equity	96,745,843	282,408,411

Total liabilities and stockholders’ equity	128,468,731	366,577,037

Imperial Petroleum Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars

	December 31,
	2021	2022
Cash flows from operating activities
Net (loss)/income for the year	(3,639,979)	29,510,928
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	8,674,663	12,290,463
Amortization of deferred finance charges	32,587	94,007
Share based compensation	—	117,256
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(734,400)	(6,497,828)
Other current assets	173,930	(240,002)
Inventories	577,151	(5,248,577)
Advances and prepayments	(10,943)	(22,364)
Increase/(decrease) in
Trade accounts payable	289,086	6,685,211
Balances with related parties	(708,968)	2,105,698
Accrued liabilities	238,351	1,495,632
Deferred income	347,727	607,638

Net cash provided by operating activities	5,239,205	40,898,062

Cash flows from investing activities
Acquisition and improvement of vessels	(142,600)	(118,678,560)
Increase in bank time deposits	—	(68,000,000)

Net cash used in investing activities	(142,600)	(186,678,560)

Cash flows from financing activities
Proceeds from issuance of Series B preferred shares	—	200,000
Net transfers to former Parent Company	(7,792,798)	—
Dividends paid to former Parent company	(25,752,729)	—
Proceeds from equity offerings	—	168,001,415
Stock issuance costs	—	(11,179,941)
Deferred finance charges paid	(196,000)	(404,633)
Customer deposits paid	(500,000)	(368,000)
Dividends paid on preferred shares	(130,574)	(1,740,983)
Loan repayments	—	(5,354,000)
Proceeds from long-term debt	28,000,000	47,792,500

Net cash (used in)/provided by financing activities	(6,372,101)	196,946,358

Net (decrease)/increase in cash, cash equivalents and restricted cash	(1,275,496)	51,165,860
Cash, cash equivalents and restricted cash at beginning of year	7,616,555	6,341,059

Cash, cash equivalents and restricted cash at end of year	6,341,059	57,506,919
Cash breakdown
Cash and cash equivalents	3,389,834	50,901,092
Restricted cash, current	451,225	1,005,827
Restricted cash, non current	2,500,000	5,600,000

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	6,341,059	57,506,919

Exhibit 99.2

IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM ANNOUNCES AGREEMENT TO ACQUIRE TWO HANDYSIZE DRY BULK CARRIERS

Athens, Greece, February 17, 2023 – Imperial Petroleum Inc. (Nasdaq: IMPP) (the “Company”) announced today that it has entered into agreements to acquire two handysize drybulk carriers, built in Japan at Nakai Zosen in 2012 and at Shin Kurushima Onishi in 2013 respectively, with an aggregate capacity of approximately 71,000 dwt, from entities affiliated with our Chief Executive Officer, for aggregate cash consideration of $25.5 million and 13,875 shares of Series C Cumulative Convertible Perpetual Preferred Stock (the “Series C Convertible Preferred Stock”). Delivery of the vessels on a charter-free basis, and closing of the transactions, is expected by the end of March 2023.

The Series C Convertible Preferred Stock has a dividend rate of 5.00% per annum per $1,000 liquidation preference per share, which is payable in cash or additional shares of Series C Convertible Preferred Stock at the Company’s election, and is convertible, at the holder’s option, after the six-month anniversary of issuance into shares of the Company’s common stock at a conversion price equal to the lower of $0.50 and the ten-day volume weighted average price of the common stock. The transaction was approved by a committee comprised of independent directors, which received a fairness opinion from an independent financial advisor in connection with the issuance of the Series C Convertible Preferred Stock in the transaction.

ABOUT IMPERIAL PETROLEUM INC.

Imperial Petroleum Inc. is a ship-owning company providing petroleum products, crude oil and drybulk seaborne transportation services. The Company owns a total of twelve vessels; five M.R. product tankers, one Aframax oil tanker, two Suezmax tankers and four Handysize dry bulk carriers two of which will be delivered by end of March 2023. Following these deliveries, the Company’s fleet will have a capacity of 808,000 deadweight tons (dwt). Imperial Petroleum Inc.’s shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock are listed on the Nasdaq Capital Market and trade under the symbols “IMPP” and “IMPPP”, respectively.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, or impact or duration of the COVID-19 pandemic and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although IMPERIAL PETROLEUM INC. believes that these assumptions were

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reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, IMPERIAL PETROLEUM INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include risks discussed in our filings with the SEC and the following: the completion of the acquisition the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in IMPERIAL PETROLEUM INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by IMPERIAL PETROLEUM INC. with the U.S. Securities and Exchange Commission.

Company Contact:

Fenia Sakellaris

IMPERIAL PETROLEUM INC.

00-30-210-6250-001

E-mail: fs@Imperialpetro.com

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